United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale on its Executive Director of Safety and Operational Excellence

Rio de Janeiro, June 5th, 2019 - Vale S.A. (Vale) informs that Carlos Medeiros was nominated by its CEO, Eduardo Bartolomeo, and appointed by its Board of Directors to the newly created Safety and Operational Excellence Department.

Carlos Medeiros is a senior executive with significant international career, having served as North and Central America CEO at Ball Corporation, a leading manufacturer of aluminum cans. The 22 plants under his management, located in the United States, Canada and Central America, are international benchmarks in operational excellence. The executive has extensive knowledge in lean manufacturing and the operations under his leadership were the first to receive Shingo certification in Latin America.

Graduated from Instituto Tecnológico de Aeronáutica (ITA) in Aeronautical and Mechanical Engineering with a postgraduate degree from Escola Superior de Propaganda e Marketing (ESPM) in Marketing, Medeiros also served as CEO at Rexam in Latin America and worked for 25 years at Pilkington / Nippon Sheet Glass, where he led operations in South America and Asia. The executive brings along international best practices for operational standards, having lived in Chile, Japan, United States and Brazil.

The appointment of Carlos Medeiros reinforces Vale’s commitment to achieve operational standards that are in line with the leading benchmarks in the world. His solid capacity to lead major transformational projects, together with discipline and a strong process-oriented mindset, will bring an important contribution to the safety and efficiency of our operations.

The creation of the Safety and Operational Excellence Department is aligned with Vale’s new strategic pillars of safety and operational excellence and its new pact with society, as well as Vale’s commitment to become the safest and most reliable mining company in the world.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Julio Molina: julio.molina@vale.com

Luiza Caetano: luiza.caetano@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: June 05, 2019	By:	/s/ André Figueiredo
Director of Investor Relations